CONRAD C. LYSIAK
601 West First Avenue
Suite 903
Spokane, Washington 99201
(509) 624-1475
FAX (509) 747-1770
EMAIL: CCLYSIAK@QWEST.NET

October 11, 2006

Mr. Michael McTiernan
Special Counsel
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE:     Cascade Coaching Corp.
Post-Effective Amendment on Form SB-2
File No. 333-128962

Dear Mr. McTiernan:

In response to your letter of comments date September 11, 2006, please be advised as follows:

General

1. Supplementally, Mr. Nutt is not deemed to be a broker by reason of his participation in the sale of Cascade Coaching Corp.'s sale of securities because Mr. Nutt:

a. Is not subject to statutory disqualification;

b. Is not compensated in connection with his participation by payment of commissions or other remuneration based either directly or indirectly on transactions in securities;

c. Is not an associated person of a broker or dealer;

d. Meets the conditions of paragraph (a)(4)(ii) of Rule 3a4-1 of the Securities Exchange Act of 1934 in that:

1. Mr. Nutt performs and will perform at the end of Cascade Coaching's public offering of securities, the duties of principal financial officer, principal accounting officer, treasurer, secretary and a director of Cascade Coaching Corp.

2. Those duties will be substantial and will be otherwise than in connection with transactions in securities.

Securities and Exchange Commission
RE:     Cascade Coaching Corp.
Form SB-2 Registration Statement
File No. 333-128962
October 11, 2006

3. Mr. Nutt is not now nor has he ever been a broker or dealer, or an associated person of a broker or dealer.

4. Mr. Nutt has not participated in selling an offering of securities during the last twelve months for any issuer. Attached hereto is Mr. Nutt's sworn statement regarding the items contained in this paragraph d.

2. The undertakings requested have been provided. A new auditor's consent has been provided as well.

Yours truly,

CONRAD C. LYSIAK
Conrad C. Lysiak

cc: Cascade Coaching Corp.